AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30,1998
                                                        REGISTRATION NO. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-6
                               ------------------

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                               ------------------

A.       EXACT NAME OF TRUST:

                  TAX EXEMPT SECURITIES TRUST, NEW JERSEY TRUST 137 (A UNIT INVESTMENT TRUST)

B.       NAME OF DEPOSITOR:                 SALOMON SMITH BARNEY INC.

C.       COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                                            SALOMON SMITH BARNEY INC.
                                            388 GREENWICH STREET, 23RD FLOOR
                                            NEW YORK, NY  10013

D.       NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                 COPY OF COMMENTS TO:
                  LAURIE HESSLEIN                MICHAEL R. ROSELLA, ESQ.
                  Salomon Smith Barney Inc.      Battle Fowler LLP
                  388 Greenwich Street           75 East 55th Street
                  New York, New York  10013      New York, New York  10022
                                                 (212) 856-6858

E.       TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
                  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.       PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
         REGISTERED:
                  Indefinite

G.       AMOUNT OF FILING FEE:
                  No filing fee required.

H.       APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
                  As soon as practicable after the acquisition and deposit the underlying obligations.
                  __ Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.


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           SUBJECT TO COMPLETION, PROSPECTUS DATED SEPTEMBER 30, 1998





                                                  TAX EXEMPT SECURITIES TRUST
                                                         NEW JERSEY TRUST 137
                                                    (A UNIT INVESTMENT TRUST)


         A final prospectus for a prior Series of Tax Exempt Securities Trust is hereby incorporated by reference and used as a preliminary prospectus for Tax Exempt Securities Trust Series, New Jersey Trust 137. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Although the previous prospectus includes the specific trusts indicated therein, the specific trusts included with this new Trust when deposited will differ from such previous trusts. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trusts should be considered as being included for informational purposes only. The estimated current return and long-term return for the Trust will depend on the interest rates and offering side evaluation of the securities in the Trust and may vary materially from those of previous trusts. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

          INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THESE SECURITIES MAY NO BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


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                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

         A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


                                                                                          SEC FILE OR
                                                                                      IDENTIFICATION NO.
I.       Bonding  Arrangements  and Date of  Organization of the Depositor filed pursuant to Items A and B of Part II of the  Registration  Statement on
         Form S-6 under the Securities Act of 1933:

         Smith Barney Inc.                                                                2-55436
II.      Information as to  Officers  and  Directors  of  the  Depositor  filed pursuant  to  Schedules A  and D of  Form  BD  under  Rules 15b1-1 and
         15b3-1 of the Securities Exchange Act of 1934:

         Smith Barney Inc.                                                                8-8177
III.     Charter   documents  of  the Depositor  filed  as  Exhibits   to   the
         Registration  Statement  on  Form  S-  6  under  the Securities  Act of
         1933 (Charter, ByLaws):
                                                                                          33-65332, 33-36037
         Smith Barney Inc.

       B. The Internal  Revenue Service Employer  Identification  Numbers of the
Sponsor and Trustee are as follows:
         Salomon Smith Barney Inc.                                                        13-1912900
         The Chase Manhattan Bank                                                         13-4994650
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Supplemented final prospectuses from the following Series of Tax Exempt Securities Trust (all of which are incorporated herein by reference) may be used as preliminary prospectuses for this Series: Tax Exempt Securities Trust, New Jersey Trust 134 and New Jersey Trust 135 (Reg. Nos. 333-56421 and 333-56417).




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                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet of Form S-6.
         The   Cross-Reference   Sheet   (incorporated   by   reference  to  the
           Cross-Reference Sheet to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915).
         The Prospectus.
         Additional Information not included in the Prospectus (Part II). *Consent of independent public accountants.


The following exhibits:

         1.1      --       Form  of  Trust Indenture and Agreement (incorporate
                           by  reference  to  Exhibit  4.a  to  the Registratio
                           Statement of Tax Exempt Securities Trust, Series 265,
                           1933 Act File No. 33-15123).

         1.1.1    --       Form of  Reference  Agreement  Trust (incorporated by
                           reference to Exhibit  1.1.1 of Tax Exempt  Securities
                           Trust,   National   Trust  208,  1933  Act  File  No.
                           33-58591).

         1.2      --       Form of Agreement Among Underwriters (incorporated by
                           reference to Exhibit 99 to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act
                           File No. 33-50915).

         2.1      --       Form of Certificate of Beneficial Interest (included
                           in Exhibit 1.1).

         *3.1     --       Opinion    of    counsel  as to the  legality  of the
                           securities being issued including their consent to the use of their names under the headings "Taxes" and "Legal Opinion" in the Prospectus.

         *4.1     --       Consent of the Evaluator.
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*        To be filed with Amendment to Registration Statement.


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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 30TH DAY OF SEPTEMBER, 1998.

                            Signatures appear on page II-4.

         A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.


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SALOMON SMITH BARNEY INC.
         DEPOSITOR


         By the following persons, who
           constitute a majority of the
           Board of Directors of Salomon Smith
           Barney Inc.:


           JAMES DIMON
           DERYCK C. MAUGHAN

           By:    /s/GINA LEMON
                  (As authorized signatory for
                  Salomon Smith Barney Inc. and
                  Attorney-in-Fact* for the persons listed above)

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* Powers of Attorney filed as exhibits to Registration Statement Nos. 33-56722, 33-51999 and 333-42679.


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